February 10, 2006


Ms. Donna Di Silvio
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      The Great Atlantic & Pacific Tea Company, Inc.
         Form 10-K for the fiscal year ended February 26, 2005
         File No. 1-4141

Dear Ms. Di Silvio:

In reference to your letter dated January 27, 2006, we have provided responses to your comments as detailed on the following pages.

As requested in your letter, the Company acknowledges that:

        o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you wish to discuss any of these comments directly, please contact me at 201-571-4363.


Sincerely,


Brenda M. Galgano
Senior Vice President
Chief Financial Officer

The Great Atlantic & Pacific Tea Company, Inc.
Responses to SEC comment letter dated January 27, 2006
File No. 1-4141



Form 10-K for the fiscal year ended February 26, 2005
-----------------------------------------------------

Management's Discussion and Analysis
------------------------------------

Store Operating, General and Administrative Expense
---------------------------------------------------

1. Please describe to us how the vacation entitlement practice changed such that there was a reduction in the vacation accrual of $8.6 million and tell us the nature of the change, if any, in accounting. Refer to APB 20. Please advise and revise as appropriate.

Response:
---------

Effective January 1, 2005, the Company modified its operating policy to change the period in which all non-union employees earned their vacation.

Previously, all non-union employees' earned their vacation over the course of the year and were not entitled to take such vacation until January 1 of the succeeding year. This pro-rata cost was expensed and recorded in the period in which the vacation was earned during the 12 months previous to January 1 in accordance with FAS No. 43, "Accounting for Compensated Absenses" (example in Paragraph 12). During the course of the year, the Company continued to record the pro-rata portion of vacation earned toward the next year in addition to maintaining the liability for the unused vacation for which the employee was vested on January 1.

For example, an employee was eligible to receive 10 days vacation on January 1, 2004. On January 1, 2004 the Company had a liability for 10 days vacation recorded on its books. Assuming the employee did not take any vacation during the year, on December 1, 2004, the Company had a liability for 19 days recorded on its books: a) 10 days as of January 1, 2004 and b) 9 days earned during the eleven months from January 1, 2004 through December 1, 2004 that was not vested until January 1, 2005.

A&P also had a policy of "use it or lose it" that requires all employees to take eligible vacation earned by December 31. If the employee has any eligible vacation that is not used by December 31, the employee forfeits that vacation and is not eligible to use the outstanding vacation days or receive payment for those days.

On December 3, 2004, the Company announced that effective January 1, 2005, the Company would modify its policy to change the period in which the employee earned their vacation, requiring non-union employees to vest in their eligible vacation over the course of the same year in which the employee was earning the vacation. The Company also continued to maintain its "use it or lose it" policy. Since this new policy was to be effective on January 1, 2005, for calendar year 2004, non-union employees would be entitled to take the vacation that vested on January 1, 2004, but would earn vacation related to 2005 during 2005 (and not 2004). Therefore, using the information in the example above, on December 4, 2004, the Company recorded an adjustment to reduce its liability for the 9 days that would have been earned under the previous policy during the period from January 1, 2004 through December 3, 2004.

On January 1, 2005 the Company did not owe any non-union employees for vacation liability because all vacation earned during the previous calendar year was either used or forfeited and no vacation had been earned as of January 1, 2005. By the Company's fiscal year end of February 26, 2005, non-union employees had earned the pro rata vacation attributable to the first two months of the calendar year, which the Company had recorded in its books.

The Company continues to apply the guidance of FAS No. 43, "Accounting for Compensated Absenses", by recording the obligation as it is earned by non-union employees based on the revised requirements. We considered whether this change constituted a change in estimate or accounting principle as defined in APB 20, "Accounting Changes". We do not believe this change constitutes the adoption of a GAAP principle different from the one used previously for reporting purposes, or a method of applying such principle. Additionally, we do not believe this change constitutes a change in estimate as accounting estimates are defined as a change as new events occur and more experience is acquired or additional information is obtained. Therefore, the Company believes that the adjustment recorded was a result of a modification in an operating policy and does not believe that either a change in accounting principle or a change in estimate has occurred as defined in APB No. 20, "Accounting Changes".

2. We note the increase in SG&A of Canada is described as due mainly to overhead costs previously charged to the U.S. now charged to Canada. Please tell us why there was a change and what consideration was given to disclosing the corresponding information for earlier periods in the same manner as the current period here and in the notes to the financial statements. Reference is made to SFAS 131.

Response:
---------

During fiscal 2004, the Company finalized an advance pricing arrangement ("APA") with the Minister of National Revenue in Canada for the methodology used to determine the transfer prices charged for certain covered transactions that constitute arm's length transfer prices for the purposes of section 247 of the Canadian Income Tax Act. The negotiated transfer pricing methodology under the APA was rolled back to cover the taxation years going back to February 26, 2000. As allowed under the APA, the Company elected to record the increase in its group overhead allocation to Canada during the current fiscal year ended February 26, 2005 for the covered transactions for the current fiscal year ended February 26, 2005, and the previous five fiscal years.

As noted in Note 14 - Operating Segments of the Company's Fiscal 2004 Consolidated Financial Statements, the Company excluded the effects of the increased group overhead allocation to Canada for the current year and the previous five years for segment reporting purposes. The group overhead costs remained in the U.S. in Note 14. The group overhead allocation is not considered by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company provided a reconciliation of
(loss) income from operations as reported in the segment information to the information provided in Management's Discussion and Analysis ("MD&A") by including the following footnote:

o (Loss) income from operations and (loss) income from continuing operations before income taxes for fiscal 2004 and fiscal 2003 exclude U.S. charges to Canada of $70.7 million and $24.1 million, respectively, which are not considered for management reporting.


In MD&A, the Company presented SG&A for the United States and Canada after allocation of actual group overhead, which conformed to the amounts reported in the externally reported stand alone financial statements for these countries. In fiscal year 2004, the actual group overhead allocation included an amount resulting from the APA of approximately $46.6 million predominantly related to fiscal years 2002 and prior. Prior to allocating group overhead, SG&A for fiscal 2004 and fiscal 2003 would have been:

                                 Fiscal 2004             Fiscal 2003
                           ----------------------  --------------------
                                    SG&A                    SG&A
                               --------------          --------------

United States                  $    2,307.2            $  2,464.1
Canada                                806.9                 750.8
                               --------------          ---------------
       Total                   $    3,114.1            $  3,214.9
                               ==============          ===============

If we had disclosed SG&A in the MD&A prior to allocating group overhead, then the (loss) income from operations as computed using amounts disclosed in the MD&A would have equaled the (loss) income from operations as disclosed in Note 14 - Operating Segments for the United States and Canada, but would not have equaled externally reported financial statements for these countries.

Prior to adopting the provisions permitted under the APA, the group overhead allocation would have been $24.1 million and $20.6 million for fiscal years 2003 and 2004, respectively. This resulted in a decrease in the Company's group overhead allocation from fiscal year 2003 to fiscal year 2004 of $3.5 million which was deemed insignificant for disclosure within the SG&A explanation included in the MD&A.

In future filings, the Company will present SG&A in the MD&A in conformity with the measures presented in the segment footnote (i.e., similar to what is presented above).

In summary, on a consolidated basis, the increased charges to Canada have no impact to the total Company because there is a direct offset in the U.S.